Exhibit (a)(1)(J)

Tribune Conference Call

May 30, 2006 / 9:00AM ET

CORPORATE PARTICIPANTS

Ruthellyn Musil
Tribune—SVP, Corp. Relations

Dennis FitzSimons
Tribune—Chairman, President, CEO

Don Grenesko
Tribune—SVP, Finance & Admin.

CONFERENCE CALL PARTICIPANTS

Frederick Searby
JPMorgan—Analyst

Lauren Fine
Merrill Lynch—Analyst

Lee Westerfield
Harris Nesbitt—Analyst

Debra Schwartz
Credit Suisse—Analyst

Scott Retik
Bear Stearns—Analyst

Peter Appert
Goldman Sachs—Analyst

Paul Ginocchio
Deutsche Bank—Analyst

Craig Huber
Lehman Brothers—Analyst

William Bird
Citigroup—Analyst

Edward Atorino
Benchmark Company—Analyst

PRESENTATION

Operator

        Good day, ladies and gentlemen, and welcome to the Tribune Company conference call. My name as Maria and I will be your coordinator for today. At this time all participants are in listen-only mode and we will be the facilitating a question-and-answer session towards the end of today's conference. (OPERATOR INSTRUCTIONS). At this time I will now turn the presentation over to Ms. Ruthellyn Musil. Please proceed, ma'am.

Ruthellyn Musil—Tribune—SVP, Corp. Relations

        Good morning and welcome to Tribune's conference call to discuss the announcement we made this morning. Our opening remarks will be brief and then we'll take your questions. As is our usual practice, we expect to finish within the hour. Speakers this morning will be our CEO, Dennis FitzSimons, and Don Grenesko, our Senior Vice President and Chief Financial Officer. Before turn the call over to Dennis, just a quick reminder that our discussion may include forward-looking statements that are covered in greater detail in Tribune's SEC filings. Here's Dennis.

Dennis FitzSimons—Tribune—Chairman, President, CEO

        Good morning. As you saw in our press release today we announced an important transaction that will return significant value to Tribune's shareholders in the near-term. Our Board of Directors has authorized the repurchase of up to 75 million common shares or 25% of our shares outstanding. We plan to do this in three steps.

        First, we are offering to repurchase up to 53 million shares through a Dutch auction tender at a price range of $28.00 to $32.50 per share. Second, we've agreed to repurchase of a total of 10 million shares from the McCormick Tribune Foundation at the same price we buy shares in the tender offer. Assuming the full 75 million shares repurchased, the foundation would maintain an interest in the Company of about 14%. And third, we plan to repurchase up to 12 million shares in the open market after the tender offer expires. Finally, management will not be selling in the tender.

        We decided to take this action now for several reasons. We believe the Tribune's current stock price does not reflect the value of the Company or the potential we have for creating shareholder value. The credit markets are accommodating with interest rates at the lower end of their historical range, and we're optimistic about the prospects for improved performance in our media businesses.

        There are a number of positives to this transaction—it's an opportunity to reduce shares outstanding in an attractive valuation; there's an immediate substantial return of capital to shareholders which addresses the needs of those who want liquidity; we expect it to be accretive to EPS; and it lowers Tribune's cost of capital through the replacement of higher cost equity with lower-cost debt.

        Since we will no longer pay a dividend on shares that will be retired the incremental after-tax cash cost of the transaction will be very reasonable. Don will have some more color on this and other financial details in a moment. Let me emphasize that in addition to disciplined debt repayment we will maintain our current dividend. We'll also still have flexibility for investments that will improve our top-line growth.

        We would expect to increase our stake in Career Builder and make more acquisitions like forsalebyowner.com. Our return capital investments like additional color capacity at our newspapers and in technology that improves efficiency will continue. In addition, we plan 200 million in cost savings across the Company over the next 24 months.

        This next wave of cost savings will come through a combination of common systems for advertising, circulation, content and interactive capabilities that will improve efficiency plus greater collaboration across business units, outsourcing and local initiatives. Overall resources will be redeployed to support key growth opportunities particularly in our interactive businesses.

        Publishing expenses from existing operations are expected to be about flat through the end of 2008 excluding stock-based compensation. Broadcasting will have normal inflationary increases in expenses primarily related to programming costs. These cost savings coupled with revenue improvement should yield meaningful cash flow growth. Our plan also calls for selling certain noncore assets and we are targeting proceeds of at least $500 million. These may include noncore broadcasting and publishing businesses as well as real estate and securities held for investment.

        We're confident that this combination of share repurchase, disciplined debt repayment, improved operating performance and asset dispositions will create long-term value for Tribune shareholders. Now let's go to Don and then we'll take your questions.

Don Grenesko—Tribune—SVP, Finance & Admin.

        Thanks, Dennis. Good morning, everyone. Here are a few more details about the tender offer. It will be open for 20 business days and is expected to close on Monday, June 26th. All shareholders will have the opportunity to tender shares within the range of $28.00 to $32.50 per share. What we ultimately pay will be determined by selecting the lowest price within this range that allows us to purchase 53 million shares. All sellers will receive the same price per share. The total cost of all

75 million shares we plan to repurchase will be in the $2 billion to $2.4 billion range. We will finance this through a combination of bank debt and publicly issued bonds.

        This financing structure is designed to minimize our ongoing interest cost while maintaining the flexibility to prepay as much of the debt as possible without incurring penalties. The financing could total $3.4 billion including up to $2.4 billion for the stock repurchases and about $1 billion to refinance outstanding commercial paper and fund other near-term debt maturities. The financing structure will also include a new 750 million five-year revolving credit facility to replace our current agreements.

        We expect that about one-third of our new financings will be in the form of variable-rate bank debt tied to LIBOR plus 75 basis points. LIBOR is currently at 5.25%, so the initial cost of this portion of the financing will be about 6%. The remaining financing will be handled through fixed rate bonds issued to the public in the third quarter. These bonds will likely have maturities of five to 12 years and, based on current market conditions, priced in the 7% range. By replacing expensive equity with lower-cost debt we will lower our overall cost of capital by about 50 basis points. In addition the 4% after-tax cost of the new data will be partially offset by the elimination of the 2.5% dividend yield on the common shares we are retiring.

        As a result of this transaction our long-term debt rating will be lowered by the rating agencies and we expect to lose access to the commercial paper market. However, we plan to pay down debt relatively quickly with a goal of regaining a mid BBB bond rating and access to the commercial paper market by the end of 2008. With that we will open it up to questions.

QUESTION AND ANSWER

Operator

        (OPERATOR INSTRUCTIONS). Frederick Searby, JPMorgan.

Frederick Searby—JPMorgan—Analyst

        A couple quick questions. One, I wondered if you could give us some more insight into the tax efficiency of this, specifically with the divestitures. Whether food is one of the assets—your stake and whether on the real estate basis what kind of tax planning you can do to offset I imaging the low-cost base? And then secondly, how should we think about dividends going forward? Does this mean there will be no dividend increase? Thank you.

Don Grenesko—Tribune—SVP, Finance & Admin.

        Fred, first, what we said is we'll maintain our current dividend; that is our intention at this point. In terms of divestitures, we'll always look at the after-tax proceeds versus the cash flow that we would lose in a divestiture to determine what is the best mix of divestitures for our shareholders. In other words, where we can generate the most value.

Frederick Searby—JPMorgan—Analyst

        Is food one of those assets?

Dennis FitzSimons—Tribune—Chairman, President, CEO

        Food is—and we've said this before—is one of the assets we would consider, but we've seen such good growth in food versus the discussions on price that we have had, we feel it's more valuable to keep the cash flow. As we've said many times, Scripps has been a great partner and they've done a tremendous job in growing the cash flow, we see that continuing to grow. But we do consider it noncore. If we could get the right price that would make a positive event for shareholders, that is one that we would certainly divest.

Frederick Searby—JPMorgan—Analyst

        Thank you.

Operator

        Lauren Fine, Merrill Lynch.

Lauren Fine—Merrill Lynch—Analyst

        I guess just sticking with the potential divestitures, a couple of questions there. Is the $500 million that you're discussing a pretax estimate or an after-tax estimate? And it sounds like you're willing to contemplate some EBITDA generating assets, but should we focus more on assuming that it will be non-EBITDA generating assets.

Dennis FitzSimons—Tribune—Chairman, President, CEO

        Laurie, they would be pre-tax—that $500 million number would be pre-tax. And we would consider EBITDA generating assets. For example, certain noncore—or television stations, for example, that are noncore to our program buying strategy, something that we would consider.

Lauren Fine—Merrill Lynch—Analyst

        Okay. And then two other quick ones. Can you give us any sense of timing on the open market share repurchase that you're discussing? And then also, could you be more specific on the cost savings? That's a big number and you've already been doing an awful lot of cost containment. Have you already looked at—well, actually, I guess the more specific question is how much will you need to invest to get those cost savings in terms of some of the centralized ad systems, things like that that you're contemplating?

Dennis FitzSimons—Tribune—Chairman, President, CEO

        Just in terms of CapEx, the number that we have put out this year is about $220 million. That number will not change. That does include our investments in the common systems that I described earlier. In terms of the share repurchases—.

Don Grenesko—Tribune—SVP, Finance & Admin.

        Yes, Lauren, we can begin share repurchases 11 business days after the close of the tender. So we would expect to be back in the marketplace—it could take us some period of time, it could be a couple months, but it could go through the remainder of the year.

Lauren Fine—Merrill Lynch—Analyst

        Okay. And have you approached the Chandler Trust at all for any of these transactions?

Dennis FitzSimons—Tribune—Chairman, President, CEO

        The Chandlers are considering their options in terms of participating in the tender. We have not heard from them as of yet as to their intentions.

Lauren Fine—Merrill Lynch—Analyst

        Great, thank you.

Operator

        Lee Westerfield, Harris Simmons.

Lee Westerfield—Harris Nesbitt—Analyst

        Just two questions. First, about the—turning back to the cost savings as you go to redeploy operating cost towards somewhat more productive elements here, what's the time frame we're looking at over the next two years which should we be thinking largely in terms of 2007 benefit as opposed to earlier? And if you could just be a little more specific about the nature of the systems integration?

        And then the second question relates to the McCormick Foundation. It may not be quite fair for you to speak for them, but what their motivation here is—diversification of the portfolio, what other factors may have weighed on their consideration to sell the stock?

Dennis FitzSimons—Tribune—Chairman, President, CEO

        Sure. First, on the savings that would be spread over the next two years. Some of those savings would be this year, but again, it would be spread. As far as they McCormick Tribune Foundation diversification, still have a very significant percentage their overall corpus in Tribune stock. But most comments about that should come directly from the Foundation.

Lee Westerfield—Harris Nesbitt—Analyst

        Don, Dennis, Ruthellyn, thank you very much.

Operator

        Debra Schwartz, Credit Suisse.

Debra Schwartz—Credit Suisse—Analyst

        It seems like you are taking some pretty aggressive steps here, but overall the local advertising environment—growth is tough to come by. I was wondering, is this the first step to taking the Company private and is the taking the Company private something you would consider?

Dennis FitzSimons—Tribune—Chairman, President, CEO

        This is really just—we consider it a very significant step and we wouldn't comment beyond what we're doing today and the steps that we're taking. But you're right in terms of local market media growth being tough to come by. But when you look at some of the factors that have impacted us over the last 18 months, whether it's local people meters, challenges in growth at the LA Times, specific issues at Newsday that we've had to deal with related to circulation and preprint competition—we feel we're making progress on the West Coast. We feel we're making progress in cycling through some of the issues at Newsday. We think this is a good time for us.

        Some of the specific problems that have impacted Tribune we think we're making progress on and that's why we're making this step at this point. We think our revenue prospects are going to improve. We have to make that happen. Our goal is to under promise and over deliver.

Debra Schwartz—Credit Suisse—Analyst

        Thank you.

Operator

        Alexia Quadrani, Bear Stearns.

Scott Retik—Bear Stearns—Analyst

        This is Scott [Retik] for Alexia. Just a couple questions. Number one, I guess the first question is just why now? Were there any sort of catalysts either coming from shareholders or something like that that prompted today's announcement? And then number two, you've been obviously fairly specific about the time frame on the tender. I was wondering—do you have an idea of what the time frame on the asset sales are likely to be or what you would like to target? Thanks very much.

Dennis FitzSimons—Tribune—Chairman, President, CEO

        In terms of the timing some of the points that I just made regarding our specific situation would hold, in answer to your question. Also that the credit markets are very accommodating at this point, enabling us to do this kind of financing at what we think is a reasonable cost. So we think it's a good event for shareholders. Again, it gives liquidity to those who want liquidity at this point and, again, we see this as being accretive to EPS and a positive step for us to return capital to shareholders. Don, why don't you talk about timing on the tender?

Don Grenesko—Tribune—SVP, Finance & Admin.

        The question was the timing on the asset sales. So we would assume that we would try to accomplish this within the next six to 12 months on the asset sales.

Scott Retik—Bear Stearns—Analyst

        Okay, great. Thank you very much.

Dennis FitzSimons—Tribune—Chairman, President, CEO

        We'd probably be looking on certain of those assets sales to be in the nearer term. You can look for certain announcements in the next weeks and months.

Scott Retik—Bear Stearns—Analyst

        Okay, great. Thank you.

Operator

        Peter Appert, Goldman Sachs.

Peter Appert—Goldman Sachs—Analyst

        Good morning. Dennis, did I hear you say earlier in the call that you expect to be able to increase your stake in Career Builder? And I would assume therefore if I heard that right that this means you're going to get the piece that—you and Gannett will get the piece that Tribune had?

Dennis FitzSimons—Tribune—Chairman, President, CEO

        Peter, those discussions are ongoing and we will look to continue those discussions. But if anything we would expect to have an increase in our position in Career Builder. But again, McClatchy will continue to be an important partner in Career Builder.

Peter Appert—Goldman Sachs—Analyst

        Okay. And would that involve therefore incremental spending to acquire an additional stake?

Dennis FitzSimons—Tribune—Chairman, President, CEO

        Yes.

Peter Appert—Goldman Sachs—Analyst

        Will the cost savings programs you envision, Dennis, involve any significant headcount reductions?

Dennis FitzSimons—Tribune—Chairman, President, CEO

        Yes, and we would attempt to accomplish as much of that as possible by attrition, but there would be additional position eliminations where we cannot accomplish it by attrition.

Peter Appert—Goldman Sachs—Analyst

        Okay. And then finally, I'm assuming debt repayment then becomes the top priority for free cash flow use. Is there any rule of thumb or thought in terms of how you're going to think about how quickly you can repay the debt?

Don Grenesko—Tribune—SVP, Finance & Admin.

        Peter, what I had indicated is that we're trying to get back to the mid BBB debt rating by the end of 2008, so we would need to get down to about 5 billion or so we think in terms of the debt by that point in time. Our debt should go up to about the $5.9 to $6 billion range with this transaction. So within the next 2.5 years we would expect to pay down $900 million'ish in terms of debt.

Peter Appert—Goldman Sachs—Analyst

        Okay. And then on a go forward basis would you be looking to hold the leverage at a relatively high level, implying therefore continued aggressive share repurchases?

Don Grenesko—Tribune—SVP, Finance & Admin.

        Still to be determined, but I think that that BBB debt rating which would enable us to get back into the commercial paper market, be an A2 and P2 commercial paper—that would be our goal at this point.

Peter Appert—Goldman Sachs—Analyst

        Okay. And then this is really the last question. The capital spending you've already indicated you're going to keep at the level previously described for '06. Is that a number we should think about on a go forward basis then as well or do you think there's room to bring that down?

Dennis FitzSimons—Tribune—Chairman, President, CEO

        Probably slightly less.

Peter Appert—Goldman Sachs—Analyst

        Okay, thank you.

Operator

        Paul Ginocchio, Deutsche Bank.

Paul Ginocchio—Deutsche Bank—Analyst

        Let me just see if you have any view on that—I was going to ask about Career Builder as well—but if you had any view on May, if you can give us a look at that. Obviously (indiscernible) is going to be better than April, but if you had a view that would be great. Thanks.

Don Grenesko—Tribune—SVP, Finance & Admin.

        Sure. We're seeing some encouraging signs for May and we'll make our usual midmonth announcement regarding May revenues. But we are seeing some encouraging signs.

Paul Ginocchio—Deutsche Bank—Analyst

        Thank you.

Operator

        Greg Huber, Lehman Brothers.

Craig Huber—Lehman Brothers—Analyst

        Good morning, Dennis. You've talked about this in the past a few times. The cost savings, this $200 million this round, could you just discuss what signal that sends to investors? Given how strong the U.S. economy is to announce another $200 million of flat costs the next two years if I heard you correctly. Should we read into that that means your own internal outlook for your advertising and circulation is not real robust and that's why you were resorting to that? It's a very tough thing to run a company for five to six years now with very, very tight cost controls like this. Then I have a follow-up. Thank you.

Dennis FitzSimons—Tribune—Chairman, President, CEO

        What we're trying to do is redeploy assets; we're trying to run our existing businesses which have had a difficult growth period more efficiently while still maintaining quality and relevance in our individual local markets. So we're going to continue to do that, but we're doing it by investing in technology. So we're making capital expenditures and trying to create efficiency by using the size of our group. We'll continue to do that. It says nothing about our view of the future other than we're in a changing business and we feel we need to get out in front of it.

Craig Huber—Lehman Brothers—Analyst

        And then my other question relates to the McCormick Foundation, selling stock here, about a quarter of their position at 8- to 9-year lows right here. What should we read into that what the insiders there feel about the outlook of the TV station and the newspaper business be selling now, but why are they selling now is the question at 8 to 9 year lows? They've waited this long to sell? Thanks.

Dennis FitzSimons—Tribune—Chairman, President, CEO

        Sure. Again, the question is best addressed to the foundation, but it's a diversification issue. And again, they will still have 14% of the Company assuming the 75 million shares are purchased. But those decisions were made with the council of an outside financial independent financial adviser and legal counsel and they still believe that the 31 million shares or so that they will retain in Tribune are an excellent investment.

Craig Huber—Lehman Brothers—Analyst

        It is also interesting you did not rule out that the Chandler family would not—that they would not be participating here. It's the same sort of signal there as well. It's just interesting 8 to 9 year lows here, at least one of the parties is looking to get out, meaning they don't think they could sell their shares higher in the future. What am I missing?

Dennis FitzSimons—Tribune—Chairman, President, CEO

        What you have to understand is the McCormick Tribune Foundation has charitable giving needs every year, so they need some liquidity and they have been sellers of shares periodically. You really shouldn't read anything into this because there are certain requirements and grant requirements from grant pledges that have been made by the foundation that require some liquidity in addition to the dividends that they receive. Also, I don't think you should read anything into the Chandler decision or not decision; it's just that they're evaluating what their position will be relative to the tender.

Craig Huber—Lehman Brothers—Analyst

        Thanks, Dennis.

Operator

        William Bird, Citigroup.

William Bird—Citigroup—Analyst

        Dennis, I was wondering if you could just give us some of the building blocks on the cost saves of $200 million. I was just having difficulty understanding how to arrive at such a large number. And also I was wondering how that reconciles with your comments on publishing operating expenses expected to be flat through "08 and TV growing with the rate of inflation? Thank you.

Dennis FitzSimons—Tribune—Chairman, President, CEO

        Sure. The savings will come through a blend of compensation savings and reductions in other cash costs. We think common systems that we described for content, advertising and circulation across the group will save about $40 million annually. Plus, we would hope with the advertising systems there will be some revenue benefits. We're looking for additional savings in newsprint and distribution expenses. In broadcasting we'll continue to use technology to eliminate redundancy. We'll continue to make use of centralized distribution centers for programming, regional operating centers. We'll continue to produce efficiencies across the group.

William Bird—Citigroup—Analyst

        Thank you.

Operator

        Edward Atorino, Benchmark Company.

Edward Atorino—Benchmark Company—Analyst

        My question has been answered, but I have to ask this one. What's the future status of the Cubs in the Tribune asset mix?

Dennis FitzSimons—Tribune—Chairman, President, CEO

        Ed, I think what we would say there is very clearly our assets in the top three markets—our media assets, our programming assets which the Cubs would be because they are so important to our radio, TV and superstations our top three market assets are not for sale.

Edward Atorino—Benchmark Company—Analyst

        Okay. You should tell the folks in Chicago.

Dennis FitzSimons—Tribune—Chairman, President, CEO

        Thank you, Ed.

Operator

        That concludes the Q&A session for today. I will now turn the call back over to Ms. Ruthellyn Musil.

Ruthellyn Musil—Tribune—SVP, Corp. Relations

        Thank you very much to everyone who joined us today and we'll be happy to take your follow-up calls as usual. Bye-bye.

Operator

        Thank you for your participation in today's conference, ladies and gentlemen. All parties may now disconnect. Enjoy your day.